

February 3, 2015

William Appleton, Esq.
Senior Vice President and General Counsel
Journal Media Group, Inc.
333 West State Street
Milwaukee, WI, 53203

> **Re:** **Journal Media Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 30, 2015**
> **File No. 333-201540**

Dear Mr. Appleton:

We have reviewed your registration statement and have the following additional comments.

Exhibit Index, page II-5

1. We note your disclosure on page 60 that you have entered into employment agreement with Mr. Graham and Ms. Brenner. Please file these employment agreements as exhibits to your registration statement.

Security Ownership of Certain Beneficial Owners, page 68

2. Refer to your disclosure in footnotes 7, 8 and 9 to the beneficial ownership table. Please identify the individual or individuals who have voting and dispositive power with respect to the shares owned by each BlackRock, Inc., Dimensional Fund Advisors LP, and Gamco Asset Management Inc.

Exhibit 5

3. Please include counsel's consent to being named in the registration statement. Refer to Staff Legal Bulletin, No. 19 (CF), Legality and Tax Opinions in Registered Offerings, available on the SEC website, www.sec.gov.

Exhibits 8.1 and 8.2

4. Please have counsel remove the paragraph beginning with "[f]urthermore, we have assumed, with your permission…." In the alternative, please have counsel explain why this assumption is included in the tax opinions.

You may contact Aamira Chaudhry at (202) 551-3389 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ Justin Dobbie for

Anne Nguyen Parker
Assistant Director

cc: Russell E. Ryba, Esq.